Exhibit 107

CALCULATION OF FILING FEE TABLES

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$4,965,534	0.01102%	$547.20
Fees Previously Paid			$0.00
Total Transaction Valuation			$4,965,534
Total Fees Due for Filing			$547.20
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$547.20